July 18, 2025

Darin Carroll
President and Manager
CenterPoint Energy Restoration Bond Company II, LLC
CenterPoint Energy Houston Electric, LLC
1111 Louisiana Street, Suite 4654B
Houston, Texas 77002

        Re: CenterPoint Energy Restoration Bond Company II, LLC
            CenterPoint Energy Houston Electric, LLC
            Registration Statement on Form SF-1
            Filed June 20, 2025
            File Nos. 333-288206 and 333-288206-01
Dear Darin Carroll:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
Cover Page

1. We note that the system restoration bonds will be issued in multiple tranches. Please revise your cover page and your form of prospectus as necessary to identify the tranche designations being offered. Refer to Item 501(b)(2) of Regulation S-K and
       Item 1102(b) of Regulation AB.
Cautionary Statement Regarding Forward-Looking Information, page vi

2. We note your statement on page vi that you undertake no obligation to update or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
 July 18, 2025
Page 2



Prospectus Summary of Terms
Servicing Compensation, page 15

3. We note your disclosure that, in addition to receiving an annual servicing fee, the servicer will be entitled to receive reimbursement for its out-of-pocket costs for external accounting and legal services. We are unable to locate additional disclosure in the form of prospectus with respect to the expected amount of such out-of-pocket expenses or whether there are any restrictions or limits on such out-of-pocket expenses. Please revise. Refer to Item 1113(c) of Regulation AB.

Risk Factors
Changes to billing and collection practices might reduce the value of your investment in the system restoration bonds, page 25

4. We note your disclosure that the servicer may change billing and collection practices and that such changes could limit the issuing entity's ability to make scheduled payments on the system restoration bonds. These statements appear to be inconsistent with the statements elsewhere in the prospectus that the true-up mechanism will
       "ensure" the billing of amounts sufficient to timely provide all payments on the system restoration bonds. As examples only, please refer to the disclosures under the headings "Statutory true-up mechanism for payment of scheduled principal and interest" on page 9, "Credit Enhancement" on page 14, and "The System Restoration
       Charges" on page 74. Please revise here and throughout the prospectus as necessary to reconcile these statements.
CenterPoint Houston or its affiliates may cause the issuance, by another subsidiary or affiliated entity..., page 34

5. We note your disclosure here that any new issuance of system restoration bonds or similar bonds "by another subsidiary or affiliated entity of CenterPoint Houston"
       could cause reductions or delays in payment of principal and interest on the system restoration bonds. We also note, however, that the system restoration property collateralizing the bonds will be transferred to the issuing entity, which is a bankruptcy-remote special purpose vehicle. Please revise to explain how bonds issued by a different entity could impact payments on the systems restoration bonds offered by this prospectus.
The Depositor, Seller, Initial Servicer and Sponsor
Credit Policy; Billing Process; Collections Process, page 65

6. We note that CenterPoint Houston, as servicer, may institute changes to billing and collection practices that would affect the servicing of the system restoration property.
       Please revise to describe what changes may be made and whether (and if so, how) you will notify investors of any such changes to servicing practices that may impact bond payments and the true-up adjustments, if applicable.
 July 18, 2025
Page 3



Description of the System Restoration Bonds
The Security for the System Restoration Bonds, page 83

7. We note that the trust property will include rights under certain agreements, including an intercreditor agreement executed in connection with the servicing agreement. We also note the disclosure on page 119 under the heading "The Servicing Agreement -
       Servicing Procedures" that the servicer will have certain obligations pursuant to "any future intercreditor agreement." It is unclear to us whether there is an existing intercreditor agreement that will govern the rights of the bondholders or if this disclosure is referring to a hypothetical future intercreditor agreement. Please revise your prospectus throughout as necessary to clarify whether there will be an intercreditor agreement entered into at the time of issuance of the bonds and whether additional intercreditor agreements may be executed by a transaction party in the future. For both circumstances, please also revise your disclosure to describe how such agreement would impact the rights of the bondholders in this offering.
Description of the System Restoration Bonds
The Collection Account for the System Restoration Bonds, page 84

8. We note your disclosure that, in addition to the system restoration property, the bonds will also be secured by "the the collection account for the system restoration bonds and all subaccounts of the collection account." Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act Rule 190.
The Sale Agreement
CenterPoint Houston's Covenants, page 113

9. Your prospectus disclosure appears to indicate that CenterPoint Houston may also enter into an intercreditor agreement in connection with a sale agreement, and that the issuing entity may be a party to such agreement. Please clarify whether the intercreditor agreement that may be entered into by CenterPoint Houston in connection with a sale agreement is the same intercreditor agreement contemplated in the disclosures referenced on pages 83 and 119 of your prospectus and in comment
       7 of this letter. If it is not, please revise your disclosure as necessary to describe its purpose and the impact that such intercreditor agreement would have on the rights of the purchasers of the bonds offered by this prospectus.
Plan of Distribution
Various Types of Underwriter Transactions that May Affect the Price of the
System
Restoration Bonds, page 136

10. We note your disclosure on page 136 that "The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions,
       and penalty bids with respect to the system restoration bonds in accordance with
       Regulation M under the Exchange Act." Please explain how this disclosure is consistent with Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.
 July 18, 2025
Page 4



Legal Proceedings, page 147

11. We note the statements here and on page 103 under the heading "The Trustee" that the disclosed legal proceedings are not material to the holders of the system restoration bonds. Please tell us why these proceedings, which relate the trustee's role as trustee and servicer in previous securitizations, are not material. Alternatively, please revise to delete the conclusion that the legal proceedings are not material to the bondholders.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

12.    Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Kayla Roberts at 202-551-3490
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance